Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on May 12, 2025.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE AT THE MEETING:

If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held on Wednesday, May 14, 2025, at 9:00 a.m., local time, at No. 17-03, Q Sentral 2A, Jalan

Stesen Sentral 2, Kuala Lumpur Sentral, 50470

Kuala Lumpur, Wilayah Persekutuan, Malaysia.

Extraordinary General Meeting of Shareholders - ARB IOT Group Limited

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTION.

1.	ORDINARY RESOLUTION

THAT: -

(a) a share consolidation of the Company’s issued and unissued ordinary shares par value US$0.0001 each (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 365 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

Note: To transact other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT999	90.00

ARB IOT Group Limited
Extraordinary General Meeting of Shareholders

May 14, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS:

The Notice, Proxy Statement, and Form of Proxy are available online at:

https://ts.vstocktransfer.com/irhlogin/ARBIOT

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

IF THIS PROXY IS PROPERLY EXECUTED, THE SHARES COVERED HEREBY WILL BE VOTED AS SPECIFIED HEREIN. IF NO SPECIFICATION IS MADE, SUCH SHARES WILL BE VOTED “FOR” (A) A SHARE CONSOLIDATION OF THE COMPANY’S ISSUED AND UNISSUED ORDINARY SHARES, PAR VALUE US$0.0001 EACH (THE “ORDINARY SHARES”) BE APPROVED AT A RATIO OF NOT LESS THAN ONE (1)-FOR-TWO (2) AND NOT MORE THAN ONE (1)-FOR-TWENTY (20) (THE “RANGE”), WITH THE EXACT RATIO TO BE SET AT A WHOLE NUMBER WITHIN THIS RANGE TO BE DETERMINED BY THE BOARD OF THE DIRECTORS OF THE COMPANY (THE “BOARD”) IN ITS SOLE DISCRETION WITHIN 365 CALENDAR DAYS AFTER THE DATE OF PASSING OF THESE RESOLUTIONS (THE “SHARE CONSOLIDATION”); AND (B) AND IN RESPECT OF ANY AND ALL FRACTIONAL ENTITLEMENTS TO THE ISSUED CONSOLIDATED SHARES RESULTING FROM THE SHARE CONSOLIDATION, IF SO DETERMINED BY THE BOARD IN ITS SOLE DISCRETION, THE DIRECTORS BE AND ARE HEREBY AUTHORIZED TO SETTLE AS THEY CONSIDER EXPEDIENT ANY DIFFICULTY WHICH ARISES IN RELATION TO THE SHARE CONSOLIDATION, INCLUDING BUT WITHOUT PREJUDICE TO THE GENERALITY OF THE FOREGOING CAPITALIZING ALL OR ANY PART OF ANY AMOUNT FOR THE TIME BEING STANDING TO THE CREDIT OF ANY RESERVE OR FUND OF THE COMPANY (INCLUDING ITS SHARE PREMIUM ACCOUNT AND PROFIT AND LOSS ACCOUNT) WHETHER OR NOT THE SAME IS AVAILABLE FOR DISTRIBUTION AND APPLYING SUCH SUM IN PAYING UP UNISSUED ORDINARY SHARES TO BE ISSUED TO SHAREHOLDERS OF THE COMPANY TO ROUND UP ANY FRACTIONS OF ORDINARY SHARES ISSUED TO OR REGISTERED IN THE NAME OF SUCH SHAREHOLDERS OF THE COMPANY FOLLOWING OR AS A RESULT OF THE SHARE CONSOLIDATION.

IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OF MEMBERS AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

I (we) acknowledge receipt of the Notice of the Extraordinary General Meeting of Members and the Proxy Statement dated April 17, 2025, and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by ARB IOT Group Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:_______________________

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.